Exhibit 99.1

Stellar
Biotechnologies,
Inc.
Corporate
Presentation
June
2014
www.StellarBiotech.com
www.KLHsite.org
(OTCQB: SBOTF)
(TSX‐V: KLH)

This presentation may contain forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of words such as "anticipate," “believe,” "plan," “estimate,” "expect," "intend," "may,"
"will," "would," "could," "should," “might,” “potential,” or "continue" and variations or similar expressions. Readers should not unduly rely on these forward-looking statements, which are not a guarantee of future performance. There can be no assurance that forwardlooking statements will prove to be accurate, as all such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future events to differ materially from the forward-looking statements. Such risks include, but may not be limited to: general economic and business conditions; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in Stellar’s filings with securities regulators. For a discussion of further risks and uncertainties related to our business, please refer to our public company reports filed with the TSX Venture Exchange and the U.S. Securities and
Exchange Commission. All forward-looking statements are made as of the date hereof and are subject to change. Except as required by law, we assume no obligation to update such statements. This presentation does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction, including the United States. Neither the TSX
Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the information contained in this presentation.

Stellar Biotech: Powering and Improving Immunotherapy™
Unique, World‐Leading Technology
Only company capable of sustainable/scalable and fully traceable supply of the widely-used immune‐stimulating protein: Keyhole Limpet Hemocyanin (KLH)

Fastest‐Growing Biopharma Sector
 Stellar KLH products & technology target immunotherapy and immunodiagnosVcs, biopharma’s fastest‐growing sectors.

Strong Growth Roadmap Multiple commercial and clinical pathways. • New: Strategic expansion with exclusive immunotherapy technology targeting Clostridium difficile infection. Environmental Advantage • Our ground‐breaking work revoluVonized KLH manufacturing • Unprecedented standards, competitive edge

A History of Building Value

Stellar
BIOTECHNOLOGIES
Powering and Improving Immunotherapy



1999

Founding

Private, U.S.-based company (Calif.)

Aquaculture facility

$1M NIH grant funding



2004

KLH supply agreements for cancer vaccines

$3M NCI grant funding for development of GMP-grade KLH



2005-2009

Patent for KLH protein extraction methods (U.S., Canada, Europe)

GMP KLH

Vaccine & supply partnerships



2010-2011

Stellar public on TSX Venture Exchange (4/2010)

$3.1M financing

NSF Phase IIb grant funding

Diagnostic co-development agreement



2012-2013

Exclusive WW C. diff license

Multiple industry firsts in aquaculture science

Expanded IP (mfg. & adjuvant technologies, C. diff immunotherapy)

KLH Site™

FDA master files

$12M financing

Amaran collaboration

Stellar BIOTECHNOLOGIES Powering and Improving Immunotherapy
4

Selected Financials
Stock Price (5/20/14) $1.15
52 - Week Range $0.43-$2.30
Shares Outstanding 78.1M
90‐Day Average Trading Volume 212,484
Market Capitalization $90M Debt (2/28/14) $0 Cash and Short Term Investments (2/28/14) $15.8M Shareholders Equity (2/28/2014) $9.1M TTM Revenue (2/28/14) $518.5K Key Facts & Financials • Trading Symbols: OTCQB: SBOTF TSX‐V: KLH • Headquarters: Port Hueneme, CA • Fiscal Year End: August 31 • Accounting Firm: D & H Group LLP, Vancouver BC, Canada • Legal Counsel Greenberg Traurig LLP Stellar Financial Filings: http://ir.stellarbiotechnologies.com/all-sec‐filings

Keyhole Limpet Hemocyanin
Intricate Topology of KLH Molecular Structure
• Natural, immune-stimulating protein.
• Sole source is rare marine mollusk.
• 40+ years safe use in clinical immunology.
• Vital in preclinical and clinical research.
• Rapid growth in immunotherapy = High demand.
Robust, Adaptable Platform
• Cancer                                                  • Inflammatory disease (Crohn' s, Lupus)
• Infectious Disease                                                  • Alzheimer' s
• Autoimmune (RA)                                                  • Immune Function Testing
www.klhsite.org

You Already Know KLH (you just didn't know it)
(1) As an API, KLH transforms tiny haptens into effective immunotherapies....
KLH-Active
Immunotherapies
Celldex, Neovacs, Affiris, OBI, Bayer, Peptinov, Scripps, NCI, Genentech, MabVax, Chilka, Biovest, Peptivir, Baylor, Abramson, MSKCC, Stanford
...or (2) as an injectable product, KLH is widely used to measure immune effects of new drugs.
Using KLH in Immunotoxicology
Amgen, Pfizer, Roche, Novartis, Bristol-Myers, Biogen, J&J, NIAID GSK, Novo Nordisk, Genentech
KLH
Alone

High Barriers to Entry
High Barriers to Entry
5-10 years and $20+ million investment ahead of any potential competitor
Stellar is only producer WW of sustainable, scalable and fully-traceable GMP-grade KLH
• Pioneering marine biotechnology
- Only-in-class aquaculture + proprietary KLH production
• IP covering core KLH business + new R&D
• Fiscal strength
- 8 years R&D funded by $7M in NIH & NSF grants
- Plus $23M in equity funding to date
• Expert management and advisory
KLH, immunology, drug commercialization
Stellar KLH
Protein

Supply Dynamics Favor Stellar Biotech
• KLH molecule is large and complex; has not been synthesized
• One marine source, one location
• Commercial scale constraints
- Giant Keyhole Limpet requires 5 years until fully mature
- Protein-rich hemocyanin can be extracted 3X/year
1 gram GMP KLH has commercial value of $40,000-$50,000

Stellar KLH™ Products
Molecular structure provides for multiple product configurations. Stellar KLH™ known for high quality and consistency.
Stellar KLH
Protein
TM
KLH protein for Vaccine conjugation KLH Protein for TDAR & Immune Function Testng KLH custom formulations & services Bulk and vial configurations

Commercial Strategy • Joint Venture • Long‐Term Supply Agreements • Intellectual Property Major Biopharma Therapeutic Vaccines & Immunotherapies Stellar KLH Carriers/Adjuvants • Strategic Alliances • Out‐License Fees & Milestones • Royalties Major Biopharma Infectious Disease, Cancer, Immune Disorders Stellar Proprietary Immunotherapies* • Supply & Direct Sales • Research Collaboration • Preclinical & Clinical Studies Immunology Immunotoxicology Vaccine Development Stellar KLH Finished Products Multiple High‐Value Pathways * Ex: C. Diff Vaccine Program
World‐Leading Stellar KLH™ Platform

KLH Growing Demand & Market Potential

KLH-Based Active Immunotherapy Trials*

Clinical Status	Indication	Company or Institute
Phase III	Glioblastoma	Celldex (Rindopepimut)
	Breast Cancer	OBI Pharma (OBI-822)
Phase II	Crohn's Disease	Neovacs (TNF Kinoid)
	Lupus	Neovacs (IFNa Kinoid)
	Rheumatoid Arthritis	Neovacs (TNF Kinoid)
	Alzheimer's	Affiris/GSK (AFF002)
	Multiple Myeloma	Abramson Center
	Melanoma	Baylor Research
	Lymphoma	Clinica Navarra
	Melanoma	Dermatologische Klinik
	Ovarian Cancer	Loyola University
	Sarcoma	MabVax
	Leukemia	NCI
Phase I	N-H Lymphoma	Bayer (Autologous)
	Brain Tumor	Rockefeller
	Glioblastoma	Roswell Park
	Lung Cancer	Sloan-Kettering
	Neuroblastoma	Sloan-Kettering
	Ovarian Cancer	Sloan-Kettering

- Not a comprehensive list
- Does not include KLH immunotoxicology use

Major Disease Categories
Cancer
Inflammatory Disease
Immune Disorders
Alzheimer's
Infectious Disease

KLH Market Potential
$10M to $200M
per Disease Category

Major Biopharma Use
Celldex, Neovacs, Affiris, OBI, Bayer, Peptinov, Scripps, NCI, Genentech, MabVax, Chilka, Baylor, Biovest, Peptivir, Abramson, MSKCC, Stanford Pfizer, Sanofi, Merck, J&J

Sources: Clinicaltrials.gov, corporate news and websites, Decision Resources, Research & Markets, BCC Research, KLH Site.

Stellar BIOTECHNOLOGIES
12

Strategic Corporate Partner
Amaran Biotechnology in Taiwan
• Immunotherapy developer/manufacturer
• Invested US$ 5 Million in Stellar's Sep. 2013 financing
Collaborative agreement signed Dec. 2013 to evaluate and development manufacturing methods for OBI-822 immunotherapy using Stellar KLH
Stellar
Biotech
ITM
OBI-822 Active Immunotherapy breast cancer
• KLH is key ingredient
• Metastatuc Breast Cancer: Phase II/III trials in U.S., Taiwan, South Korea, India, Hong Kong
• Ovarian Cancer: Phase I/II for ovarian cancer in Taiwan
Amaran
Strategic pathway to long-term revenue and clinical potential for Stellar
Strategic pathway to long-term revenue and clinical potential for Stellar KLH™

Stellar Proprietary Immunotherapy

Stellar's Exclusive Immunotherapy Technology Clostridium Difficile Infection (*C. diff*)

C. diff

- Exclusive WW license to broad patent portfolio
- Game-changing potential
- Technology advantage: Cell-directed therapy
- Positive early preclinical results published
- Secondary preclinical studies completion expected early 2H2014

Major, growing cause of hospital death & morbidity

300,000 new cases, 14,000 deaths annually

Hospital stays from C. diff up 3X in last 10 years

C. diff bacteria overgrows due to antibiotic use

Stellar BIOTECHNOLOGIES
Powering and Improving Immunotherapy
14

Progressive Achievements

- Major aquaculture science milestones
  - Ground-breaking industry and environmental firsts
- Intellectual property expanded
  - Two patents issued for C. diff technology (U.S. and China)
  - Application for novel KLH combinatorial adjuvant technology
- New Master File to U.S. FDA CBER
  - Significance: Expedite customer regulatory processes
- Peer-review and scientific recognition
  - Expert Review of Vaccines journal article (C. diff biochemistry)
  - Journal of Immunotoxicology (form and commercial source of KLH matters)
  - ClostPath 8 oral presentation (C. diff preclinical preliminary result)
  - Vaccine Congress poster (C. diff preclinical preliminary result)
  - NSF Conference poster (Aquaculture achievements)

Stellar BIOTECHNOLOGIES

15

Collaboration Develop, License, Advance KLH Technologies • New collaborations and supply contracts with biopharma partners • C. diff immunotherapy program complete preclinical study • Aquaculture production capacity and expansion • Prepare for transition to major U.S. stock exchange Future Milestones & Catalysts Commitment to Innovation KLH-based Immunotherapies Core Business Expansion World‐Class KLH Manufacture

Senior Executive Leadership

Frank Oakes President & CEO	• 35 years experience; biotechnology and aquaculture. Aquaculture industry leader and KLH manufacturing expert. Formerly CEO of Abalone Farms, Inc.; leader through R&D, capitalization and commercialization to become first profitable and largest abalone producer in U.S.
Herbert Chow, Ph.D. Chief Technology Officer	• 25 years experience; pharmaceutical product development & commercialization in therapeutic and diagnostic markets. Key senior management positions at both start-up biotech and major pharma companies including at Abbott Labs and Johnson & Johnson. Ph.D. Immunology.
Catherine Brisson, Ph.D. Chief Operating Officer	• 20 years experience; biotech, pharma and medical device industries, including at Sicor Pharmaceuticals (Teva Parenteral Products). Expertise in QA, QC, Regulatory and Manufacturing. Ph.D. Organic Chemistry.
Kathi Niffenegger Chief Financial Officer	• 30 years experience; accounting and finance, range of industries including pharma. Outside CPA to Stellar since Company founding. Previously partner at Glenn Burdette, CFO at Martin Aviation, Peat Marwick, Mitchell (KPMG LLP).
Mark McPartland VP, Corporate Development & Communications	• 16 years experience; business development, capital markets advisory, corporate communications. Previously Senior VP at MZ Group, VP and Partner at Alliance Advisors LLP, and Regional VP of Hayden Communications.

Stellar BIOTECHNOLOGIES
17

Key Points Summary
Industry-leading and unequaled core competency in KLH
Versatile technology platform and products
KLH essential to immunotherapy, fastest-growing biopharma sector
Stellar
BIOTECHNOLOGIES
Multiple, high-value commercial pathways
Progressive achievements and collaborations
Environmental champion
Exclusive R&D drives pipeline: C. diff Immunotherapy Program
Fiscal strength = ability to execute

Stellar IP & Proprietary Assets
KLH Manufacture & Aquaculture
• US 6852338 (2005) Non-lethal method for extracting crude hemocyanin from gastropod molluscs
• Patent filings for production methods and adjuvant technologies
• Proprietary methods for control of M. crenulata life cycle including culture systems, nutrition, seawater purification
• First-ever industry achievement of multiple generations of source animal within land-based aquaculture
• Commercial-scale aquaculture facility
Clostridium difficile Immunotherapy
• US 8,597,663 (2013) Polysaccharide Immunogens from Clostridium difficile
• China CN ZL 200880115518.2 Novel Polysaccharide Immunogens from Clostridium difficile
Japan 5501969 Novel Polysaccharide Immunogens from Clostridium difficile

Key Supporting Links
Company Website
www.stellarbiotech.com
Investor Overview
http://ir.stellarbiotechnologies.com/
KLH Knowledge Base www.KLHsite.org
KLH Definition
http://en.wikipedia.org/wiki/Kevhole limpet hemocvanin
Key KLH
Immunotherapies in Development*
Neovacs: http://neovacs.fr/products/technology/
OBI Pharma:
http://www.obipharma.com/index.aspx?lang=eng&fn=pipeline content&no=3
Celldex: http://www.celldex.com/pipeline/rindopepimut.php
Biovest:
http://www.businesswire.com/news/home/20140113005588/en/European-Medicines-
Agencv-Accepts-Marketing-Authorization-Application#.UlrOPI10WUk
Not a comprehensive list
Powering and Improving Immunotherapy with Stellar KLH™

Stellar
BIOTECHNOLOGIES
Powering and Improving Immunotherapy

(OTCQB: SBOTF) (TSX-V: KLH)

Frank R. Oakes
President & CEO
Office +1 (805) 488-2800
IR@stellarbiotech.com

Mark A. McPartland
V.P. Corporate Development
& Communications
Office +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com

www.StellarBiotech.com
www.KLHsite.org